16003751

UNITEDSTATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-15 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascentage Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Congress Street, Suite 211
(No. and Street)

Portsmouth	New Hampshire	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Drew Ogden 603-227-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty & Company, P.C.
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road	Nashua	New Hampshire	03060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Drew Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascentage Advisors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLENE BOSSE
Notary Public - New Hampshire
My Commission Expires October 1, 2019

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENTAGE ADVISORS, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014

(With Independent Auditors' Report Thereon)

McCafferty & Company, P.C.
Certified Public Accountants

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2015 and 2014

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Addountants

New Hampshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

To the Member
Ascentage Advisors, LLC
18 Congress Street, Suite 211
Portsmouth, NH 03801

We have audited the accompanying balance sheets of Ascentage Advisors, LLC as of December 31, 2015 and 2014, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

Newton, Massachusetts 02459

January 20, 2016

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-275-0014
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

ASCENTAGE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS	2015	2014
Cash	$ 19,774	$ 23,178
Accounts Receivable	-	4,314
Prepaid Regulatory Fees and Expenses	1,000	1,009
Total Assets	$ 20,774	$ 28,501

LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and Accrued Expenses	$ 3,000	$ 1,000
Members' Equity:	17,774	27,501
Total Liabilities and Members' Equity	$ 20,774	$ 28,501

See Accompanying Notes to Financial Statements and Independent Auditor's Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenues		
Consulting Income	$ 61,274	$ 300,233
Expenses		
Bank Charges	36	102
Communication Expenses	1,068	863
Insurance	472	472
Licenses and Miscellaneous Taxes	2,074	372
Office Expenses	4,020	3,349
Professional Fees	21,349	176,464
Payments made to Members	37,000	115,000
Regulatory Fees	4,939	6,772
Travel	45	41
Total Operating Expenses	**$ 71,003**	**$ 303,435**
Net Income /(Loss) from Operations	(9,729)	(3,202)
Other Income / Expense		
Interest Income	2	3
Net Income / (Loss)	$ (9,727)	$ (3,199)

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

Balance December 31, 2013	**$**	**30,700**
Net Income/(Loss)		(3,199)
Balance December 31, 2014	**$**	**27,501**
Net Income/(Loss)		(9,727)
Balance December 31, 2015	$	17,774

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income (Loss)	$ (9,727)	$ (3,199)
Changes in Operating Assets and Liabilities		
Accounts Receivable	4,314	(1,867)
State Tax Refund Receivable	-	5,200
Prepaid Regulatory Fees	9	222
Accounts Payable and Accrued Expenses	2,000	(2,000)
Net Cash Provided (used) by Operating Activates	(3,404)	(1,644)
Cash, Beginning of Year	23,178	24,822
Cash, End of Year	$ 19,774	$ 23,178

NOTE 1 - Nature of Operations

Ascentage Advisors, LLC (the Company) conducts business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company, located in Portsmouth, New Hampshire and organized in the State of Delaware, acts principally as a representative of business clients acting as an advisor on mergers and acquisitions.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition

The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement. Accordingly, the Company recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes

The Company, a single member LLC, is considered by the Internal Revenue Service Code as a disregarded entity. As such, in lieu of corporation taxes the member is required to report on their individual income tax return an allocable share of the Company's income, gains, losses, deductions and credits. The Company is subject to a New Hampshire business enterprise and business profits tax assessed at 0.75% and 8.5%, respectively, of taxable income, subject to certain thresholds. All amounts are subject to review, challenge and possible adjustment by taxing authorities. The Company's income tax returns for 2012, 2013 and 2014 are subject to examination by taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated subsequent events through January 20, 2016, which is the date these financial statements were available to be issued.

NOTE 3 - Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

NOTE 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had net capital of $16,774 and $22,178, respectively, which were $11,774 and $17,178, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 and 0.04 to 1, at December 31, 2015 and 2014, respectively.

NOTE 5 - Revenue Concentration

For the year ended December 31, 2015, one customer accounted for approximately 68% of revenue. For the year ended December 31, 2014, one customer accounted for approximately 83% of revenue.

NOTE 6 - Related Party Transactions

The Company is co-located with a sister entity, Ascentage Group, LLC (Ascentage Group). Under a Management Services Agreement (the Agreement) dated April 20, 2013, Ascentage Group provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2015 and 2014, the Company paid $3,000 of management fees to Ascentage Group to cover these expenses.

NOTE 7 - Supplemental Cash Flow Information

	2015	2014
Cash Paid for State Taxes	$ 1,972	$ 270

NOTE 8 - Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $3,000 per year that it pays to Ascentage Group under the Agreement.

ASCENTAGE ADVISORS, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2015 AND 2014

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Aggregate Indebtedness	$ 3,000	$ 1,000
Net Capital		
Members' Equity	$ 17,774	$ 27,501
Adjustments to Net Capital		
Accounts Receivable	-	(4,314)
Prepaid Regulatory Fees	(1,000)	(1,009)
Net Capital, as Defined	$ 16,774	$ 22,178
Net Capital Requirement	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 11,774	$ 17,178
Ratio of Aggregate Indebtedness to Net Capital	0.18 to 1	0.04 to 1

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2015 and 2014 unaudited Forms X-17A-5 Part IIA filing.

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Addountants

New Hampshire Society of Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ascentage Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. & 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. & 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the period from January 1, 2015 through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

January 20, 2016

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-275-0014
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

/Ascentage Advisors

On behalf of Ascentage Advisors, LLC ("Ascentage Advisors"), I, as Managing Member, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2015:

- Ascentage Advisors claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Ascentage Advisors did not hold any customer funds or securities at any time during the year.
- Ascentage Advisors met the identified exemption provisions throughout the reporting period without exception.

Ascentage Advisors, LLC

R. Drew Ogden
Managing Member

BLANK PAGE (INTENTIONAL)